UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

            Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Dan River Inc.
_________________________________________________________________
(Name of Issuer)

Class A Common Stock

_________________________________________________________________
(Title of Class of Securities)

235774 10 6
	_______________________________
(CUSIP Number)

Marcus N. Lamb, Esq., Metropolitan Life Insurance Company
              One Madison Avenue, New York, NY 10010

(212) 578-6566

_________________________________________________________________

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

November 19, 1997
_________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box / /

Check the following box if a fee is being paid with the statement / /(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.
NAME OF REPORTING PERSONS
S.S. OR I.R.S.. IDENTIFICATION NO. OF ABOVE PERSON
Metropolitan Life Insurance Company
(I.R.S. No. 13-5581829)


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
N/A                                                 (b) / /

3.
SEC USE ONLY


4.
SOURCE OF FUNDS*
  00 (See Item 3)

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) N/A                     /  /

6.
CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
(7 - 10)
SOLE VOTING POWER
None

SHARED VOTING POWER
None

SOLE DISPOSITIVE POWER
None

SHARED DISPOSITIVE POWER
None

11
 .
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,708,723

12
 .
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*  /  /   N/A

13
 .
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.9% equity interest / 26% voting power

14
 .
TYPE OF REPORTING PERSON*
IC


*SEE INSTRUCTIONS BEFORE FILLING OUT





1.
NAME OF REPORTING PERSONS
S.S. OR I.R.S.. IDENTIFICATION NO. OF ABOVE PERSON
23RD Street Investments, Inc.


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
N/A                                                 (b) / /

3.
SEC USE ONLY


4.
SOURCE OF FUNDS*
  00 (See Item 3)

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) N/A                      /  /

6.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
(7 - 10)
SOLE VOTING POWER
6,708,723

SHARED VOTING POWER
N/A

SOLE DISPOSITIVE POWER
6,708,723

SHARED DISPOSITIVE POWER
N/A

11
 .
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,708,723

12
 .
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*  /  /   N/A

13
 .
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.9% equity interest / 26% voting power

14
 .
TYPE OF REPORTING PERSON*
CO


*SEE INSTRUCTIONS BEFORE FILLING OUT





1.
NAME OF REPORTING PERSONS
S.S. OR I.R.S.. IDENTIFICATION NO. OF ABOVE PERSON
Mezzanine Investment Limited Partnership-BDR

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
N/A                                                 (b) / /

3.
SEC USE ONLY


4.
SOURCE OF FUNDS*
  00 (See Item 3)

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) N/A                      /  /

6.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
(7 - 10)
SOLE VOTING POWER
6,708,723

SHARED VOTING POWER
N/A

SOLE DISPOSITIVE POWER
6,708,723

SHARED DISPOSITIVE POWER
N/A

11
 .
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,708,723

12
 .
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*  /  /   N/A

13
 .
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.9% equity interest / 26% voting power

14
 .
TYPE OF REPORTING PERSON*
PN


*SEE INSTRUCTIONS BEFORE FILLING OUT




Item 1.	Security and Issuer

	This Statement relates to the Class A Common Stock ("Class A Common Stock") of Dan River Inc. ("Dan River"), a Georgia corporation, that has its principal executive offices at 2291
Memorial Drive, Danville, Virginia 24541, telephone (804) 779-
7000.

Item 2.	Identity and Background.

2 (a-c).

I.	Filing Parties:

	This Statement is filed on behalf of Metropolitan Life Insurance Company ("MetLife"), 23rd Street Investments, Inc. ("23rd Street") and Mezzanine Investment Limited Partnership - BDR ("MILP-BDR"). MetLife, a New York corporation with its principal office and business at One Madison Avenue, New York, NY 10010, is a mutual life insurance company which together with its subsidiaries principally provides life insurance and annuity products and pension, pension-related and investment-related services to individuals, corporations and other institutions. 23rd Street, incorporated in the State of Delaware with its principal business address at One Madison Avenue, New York, New York 10010, is a holding company and is the general partner to MILP-BDR and a number of other partnerships in which MetLife has investments. MILP-BDR is a limited partnership organized in the State of Delaware with its principal business address at One Madison Avenue, New York, New York 10010 whose only asset is the Class A Common Stock. Each of MetLife, 23rd Street and MILP-BDR may sometimes be referred to herein as a "Filing Party" and collectively as the "Filing Parties."

II.	Control Relationships

	MetLife is not controlled by any person or persons. 23rd Street is a wholly owned subsidiary of MetLife. MILP-BDR is a limited partnership in which MetLife is a limited partner with a 99% partnership interest and 23rd Street is the general partner with a 1% partnership interest.

III.	Executive Officers and Directors

	Information concerning the Executive Officers and Directors of MetLife and 23rd Street is included in Exhibit A hereto and is incorporated by reference herein.




2(d).	Criminal Proceedings

	During the last five years, none of the Filing Parties nor any executive officer or director of the Filing Party has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

2(e).	Civil Securities Law Proceedings

	During the last five years, none of the Filing Parties nor any executive officer or director of any Filing Party has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

2(f).	Citizenship

	See Exhibit A


Item 3.	Source and Amount of Funds or Other Consideration

	In 1989 and 1990 MetLife purchased, with funds from its general account, various securities issued by Braelan Corp., a predecessor of Dan River. These securities were directly and indirectly contributed to MILP-BDR and, in a series of recapitalizations, exchanges, and conversions, became the Class A Common Stock owned by MILP-BDR as of the date on which Dan River initiated the initial pubic offering of its securities.


Item 4.	Purpose of the Transaction

	MILP-BDR holds the Class A Common Stock for investment and the Filing Parties do not currently have any plans to dispose of such Stock or to acquire any other securities of Dan River, or any plans with respect to Dan River that relate to or would result in (i) any extraordinary corporate transaction or any sale or transfer of a material amount of its assets or the assets of any of its subsidiaries, (ii) any change in its present board of directors or management, (iii) any material change in its present capitalization or dividend policy, (iv) any material change in its business or corporate structure, (v) any change in its charter or bylaws, (vi) the Class A Common Stock being delisted from the New York Stock Exchange or (vi) any other similar action.



Item 5.	Interest in Securities of the Issuer

(a)	Each Filing Party is the beneficial owner of 6,708,723
shares of Class A Common Stock which represents a 39.9% equity interest and a 26% voting interest in Dan River.

(b)	Sole voting power with respect to the Class A Common Stock
is held by 23rd Street.

(c)	The only transaction in the Class A Common Stock during the
past 60 days was as a result of the recapitalization plan which Dan River recently effected in which each share of common stock of Dan River previously held by MILP-BDR was reclassified and exchanged for 17.5 shares of Class A Common Stock.

(d) 	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Common Stock.

(e)  Not applicable.




Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

	MILP-BDR, together with holders of the Class A Common Stock immediately prior to Dan River's initial public offering, is a party to the Registration Rights Agreement dated as of September
3, 1991 pursuant to which 20% of such holders (other than certain management holders) may demand, on seven occasions, that Dan
River prepare and file with the SEC a Registration Statement with respect to such Class A Common Stock. MILP-BDR has also agreed with Morgan Stanley & Co. Incorporated, J.P. Morgan Securities
Inc. and SBC Warburg Dillon Reed Inc. that it will not sell any of its Class A Common Stock for 180 days after the date of the final prospectus relating to the public offering of the Class A Common Stock.



Item 7.	Material to be Filed as Exhibits

Exhibit A - Information relating to the Executive Officers and
Directors of MetLife and 23rd Street

Exhibit B - Agreement Required for Joint Filing under Rule 13d-1
(f)(1)(iii)






	Signature

	After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

					Metropolitan Life Insurance Company


					By: /s/Marcus N. Lamb_______________
						Marcus N. Lamb
						Associate General Counsel


					23rd Street Investments, Inc.


					By: /s/Richard Clarke_______________
						Richard Clarke
						Vice President and Secretary


					Mezzanine Investment Limited
					Partnership - BDR


					By:	23rd Street Investments, Inc.,
						as general partner


					By: /s/Richard Clarke______________
						Richard Clarke
						Vice President and Secretary




EXHIBIT A

The directors of Metropolitan Life are listed below, together with information with respect to their business address, principal occupations and citizenship as required by General
Instruction C of Schedule D:

Curtis H. Barnette
Chairman and Chief Executive Officer
Bethlehem Steel Corporation
1170 Eighth Avenue, Martin Tower 2118
Bethlehem, Pennsylvania 18016
Citizenship USA

Joan Ganz Cooney
Chairman, Executive Committee
Children's Television Workshop
One Lincoln Plaza
New York, New York 10023
Citizenship USA

Burton A. Dole, Jr.
Chairman of the Board
Nellcor Puritan Bennett
2200 Faraday Avenue
Carlsbad, California 92008(since 1995)
prior thereto,
Chairman and Chief Executive Officer
Puritan Bennett
Citizenship USA

James R. Houghton
Retired Chairman of the Board and Chief Executive Officer
Corning Incorporated
80 East Market Street, 2nd Floor
Corning, New York 14830 (since 1996)
prior thereto,
Chairman and Chief Executive Officer
Citizenship USA

Harry P. Kamen
Chairman of the Board, President and Chief Executive Officer
Metropolitan Life Insurance Company
One Madison Avenue
New York, New York 10010 (since 1995)
prior thereto,
Chairman of the Board and Chief Executive Officer prior thereto,
Senior Vice-President and General Counsel
Citizenship USA

Helene L. Kaplan
Of Counsel, Skadden, Arps, Slate, Meagher & Flom
919 Third Avenue
New York, New York 10022
Citizenship USA

Charles M. Leighton
Chairman and Chief Executive Officer
CML Group, Inc.
524 Main Street
Acton, Massachusetts 01720
Citizenship USA

Richard J. Mahoney
Chairman of the Executive Committee
Monsanto Company
800 N. Lindbergh Boulevard
St. Louis, Missouri 63167 (since 1995)
prior thereto,
Chairman of the Board and Chief Executive Officer
Citizenship USA

Allen E. Murray
Retired Chairman of the Board and Chief Executive Officer
Mobil Corporation
P.O. Box 2072
New York, New York 10163 (since March 1994) prior thereto,
Chairman of the Board and Chief Executive Officer (since 1993) prior thereto,
Chairman of the Board, President and Chief Executive Officer
Citizenship USA

John J. Phelan, Jr.
Retired Chairman and Chief Executive Officer
New York Stock Exchange, Inc.
P.O. Box 312
Mill Neck, New York 11765
Citizenship USA

John B.M. Place
Former Chairman of the Board
Crocker National Corporation
111 Sutter Street, 4th Floor
San Francisco, California 94104
Citizenship USA

Hugh B. Price
President and Chief Executive Officer
National Urban League, Inc.
500 East 62nd Street, New York, New York 10021 (since 1994) prior thereto,
Vice President, The Rockefeller Foundation
Citizenship USA

Robert G. Schwartz
Retired Chairman of the Board,
President and Chief Executive Officer,
Metropolitan Life Insurance Company,
200 Park Avenue, Suite 5700
New York, New York 10166 (since 1993);
prior thereto,
Chairman of the Board, President and Chief Executive Officer.
Citizenship USA

Ruth J. Simmons, Ph.D.
President
Smith College
College Hall 20
Northampton, Massachusetts 01063 (since 1995) prior thereto,
Office of the Provost
Princeton University
4 Nassau Hall
Princeton, New Jersey 08544.
Citizenship USA

William S. Sneath
Retired Chairman of the Board
Union Carbide Corporation
41 Leeward Lane
Riverside, Connecticut 06878
Citizenship USA


Set forth below is a list of the names of the following executive officers of Metropolitan Life. The principal business address of Metropolitan Life is One Madison Avenue, New York, New York
10010.

Harry P. Kamen
Chairman of the Board, President and Chief Executive Officer
Citizenship USA

Robert H. Benmosche
President and Chief Operating Officer
Citizenship USA

Gerald Clark
Senior Executive Vice-President and Chief Investment Officer
Citizenship USA

Stewart G. Nagler
Senior Executive Vice-President and Chief Financial Officer
Citizenship USA

Gary A. Beller
Executive Vice-President and General Counsel
Citizenship USA

Louis J. Ragusa
Vice-President and Secretary
Citizenship USA

Carl R. Henrikson
Executive Vice-President
Citizenship USA

Jeffrey J. Hodgman
Executive Vice-President
Citizenship USA

David A. Levene
Executive Vice-President
Citizenship USA

John D. Moynahan, Jr.
Executive Vice-President
Citizenship USA

Catherine A. Rein
Executive Vice-President
Citizenship USA

William J. Toppeta
Executive Vice-President
Citizenship USA

John H. Tweedie
Executive Vice-President
Citizenship USA and Canada

William R. Prueter
President and Chief Executive Officer-Canadian Operations
Citizenship Canada


The directors and officers of 23rd Street Investments, Inc. are listed below, together with information with respect to their principal occupations and citizenship as required by General Instruction C of Schedule D. The principal business address of 23rd Street Investments, Inc. is One Madison Avenue, New York, New York 10010.

Jeffrey J. Hodgman
Chairman of the Board
Citizenship USA

Charles E. Symington
President
Citizenship USA

Steven J. Brash
Assistant Vice-President
Citizenship USA

Leo R. Brown
Assistant Vice-President
Citizenship USA

Richard G. Clarke
Vice-President and Secretary
Citizenship USA

Francis M. Donnantuono
Vice-President
Citizenship USA

Michael J. Kroger
Vice-President
Citizenship USA

Michael J. Mazzola
Vice-President
Citizenship USA

Robert J. Noll
Vice-President
Citizenship USA

Louis J. Ragusa
Assistant Secretary
Citizenship USA

Jonathan L. Rosenthal
Vice-President and Assistant Treasurer
Citizenship USA


Arthur G. Typermass
Vice-President
Citizenship USA

















EXHIBIT B

AGREEMENT REQUIRED FOR JOINT FILING UNDER RULE 13d-1 (f)(1) (iii)
November 24, 1997

Re: Statement on Schedule 13D under the Securities Exchange Act of 1934 Relating to Class A Common Stock of Dan River Inc.

	Each of the undersigned understands, consents and agrees that the above-referenced Statement on Schedule 13D is filed on behalf of each of the undersigned and that this letter shall be attached as an exhibit to such Statement.

					METROPOLITAN LIFE INSURANCE COMPANY

                             			 By:/s/Marcus N. Lamb_______________
		                                 		Marcus N. Lamb
					   	Associate General Counsel

					23RD STREET INVESTMENTS, INC.
						By:/s/Richard Clarke_______________
						Richard Clarke
						Vice President & Secretary

					MEZZANINE INVESTMENT LIMITED
					PARTNERSHIP - BDR

					By:  23rd Street Investments, Inc.,
						as general partner


					By:/s/Richard Clarke______________
						Richard Clarke
						Vice President & Secretary









November 24, 1997











Cusip No. 2357774 10 6

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